Maxeon Solar Technologies Announces Preliminary Fourth Quarter and Fiscal Year 2023 Results
April 9, 2024
SINGAPORE, April 9, 2024 /PRNewswire/ -- Maxeon Solar Technologies, Ltd. (NASDAQ: MAXN) ("Maxeon" or "the Company"), a global leader in solar innovation and channels, today provided preliminary selected unaudited financial results for the fourth quarter and fiscal year ended December 31, 2023, as well as expected shipment and revenue numbers for the first quarter of 2024.
Maxeon's CEO Bill Mulligan commented, "In the fourth quarter, Maxeon delivered financial results largely in line with our expectations. Our U.S utility-scale business accounted for the majority of revenues in the fourth quarter, with stable ASPs."
"As disclosed in our last earnings call, Maxeon has been executing a transformation of our IBC capacity timed to coincide with the current DG market slowdown. As part of this initiative, we made the decision to ramp down all of our Maxeon 6 capacity faster than we had originally expected, resulting in higher than initially planned restructuring costs in the fourth quarter."
"The Maxeon team is highly focused on reducing manufacturing costs, OPEX rationalization and liquidity-management to enable a return to profitability. Our strategy continues to be to focus on designing and building premium, differentiated products and delivering a superior customer experience across a balanced portfolio of global DG and U.S. utility scale markets. The Company plans to file its annual 20-F report by April 30, 2024."
The Company will separately announce the date for its next earnings call.

Preliminary Selected Q4 Unaudited Financial Summary

(In millions, except shipments)	Fiscal Q4 2023	Fiscal Q3 2023	Fiscal Q4 2022	Fiscal Year 2023	Fiscal Year 2022
Shipments, in MW	653	628	734	2,862	2,348
Revenue	$229	$228	$324	$1,123	$1,060
Gross (loss) profit	(32)	3	20	80	(48)
GAAP Operating expenses	142	67	38	298	152
GAAP Net loss attributable to the stockholders	(184)	(108)	(76)	(274)	(267)
Cash, cash equivalent, restricted cash and short-term securities	196	277	344	196	344

	Other Financial Data(1)
(In millions)	Fiscal Q4 2023	Fiscal Q3 2023	Fiscal Q4 2022	Fiscal Year 2023	Fiscal Year 2022
Non-GAAP Gross (loss) profit	$(7)	$3	$21	$106	$(31)
Non-GAAP Operating expenses	36	38	34	153	134
Restructuring expenses and charges	128	24	1	152	6
Adjusted EBITDA	(35)	(20)	(4)	6	(109)

(1) The Company's use of Non-GAAP financial information, including a reconciliation to U.S. GAAP, is provided under “Use of Non-GAAP Financial Measures” below.

For the first quarter of 2024, the Company expects the following results:

Shipments, in MW	508 (approx.)
Revenue, in USD millions	186 (approx.)

Use of Non-GAAP Financial Measures
We present certain non-GAAP measures such as non-GAAP gross (loss) profit, non-GAAP operating expenses and earnings before interest, taxes, depreciation and amortization (“EBITDA”) adjusted for stock-based compensation, restructuring charges and fees, remeasurement (loss) gain on prepaid forward and physical delivery forward and equity in losses (income) of unconsolidated investees (“Adjusted EBITDA”) to supplement our consolidated financial results presented in accordance with GAAP. Non-GAAP gross (loss) profit is defined as gross (loss) profit excluding stock-based compensation, restructuring charges and fees, and loss related to settlement of price escalation dispute. Non-GAAP operating expenses is defined as operating expenses excluding stock-based compensation and restructuring charges and fees.
We believe that non-GAAP gross (loss) profit, non-GAAP operating expenses and Adjusted EBITDA provide greater transparency into management’s view and assessment of the Company’s ongoing operating performance by removing items management believes are not representative of our continuing operations and may distort our longer-term operating trends. We believe these measures are useful to help enhance the comparability of our results of operations across different reporting periods on a consistent basis and with our competitors, distinct from items that are infrequent or not associated with the Company’s core operations as presented above. We also use these non-GAAP measures internally to assess our business, financial performance and current and historical results, as well as for strategic decision-making and forecasting future results. Given our use of non-GAAP measures, we believe that these measures may be important to investors in understanding our operating results as seen through the eyes of management. These non-GAAP measures are neither prepared in accordance with GAAP nor are they intended to be a replacement for GAAP financial data, should be reviewed together with GAAP measures and may be different from non-GAAP measures used by other companies.
As presented in the “Preliminary Reconciliation of Non-GAAP Financial Measures” section, each of the non-GAAP financial measures excludes one or more of the following items in arriving to the non-GAAP measures:
•Stock-based compensation expense. Stock-based compensation relates primarily to equity incentive awards. Stock-based compensation is a non-cash expense that is dependent on market forces that are difficult to predict and is excluded from non-GAAP gross (loss) profit, non-GAAP operating expense and Adjusted EBITDA. Management believes that this adjustment for stock-based compensation expense provides investors with a basis to measure our core performance, including the ability to compare our performance with the performance of other companies, without the period-to-period variability created by stock-based compensation.
•Restructuring charges and fees. We incur restructuring charges, inventory impairment and other inventory related costs associated with the re-engineering of our IBC capacity, and fees related to reorganization plans and business acquisition aimed towards realigning resources consistent with our global strategy and improving its overall operating efficiency and cost structure. Restructuring charges and fees are excluded from non-GAAP gross (loss) profit, non-GAAP operating expenses and Adjusted EBITDA because they are not considered core operating activities. Although we have engaged in restructuring activities and initiatives, past activities have been discrete events based on unique sets of business objectives. As such, management believes that it is appropriate to exclude restructuring charges and fees from our non-GAAP financial measures as they are not reflective of ongoing operating results nor do these charges contribute to a meaningful evaluation of our past operating performance.
•Remeasurement loss (gain) on prepaid forward and physical delivery forward. This relates to the mark-to-market fair value remeasurement of privately negotiated prepaid forward and physical delivery transactions. The transactions were entered into in connection with the issuance on July 17, 2020 of the 6.50% Green Convertible Senior Notes due 2025 for an aggregate principal amount of $200 million. The prepaid forward is remeasured to fair value at the end of each reporting period, with changes in fair value booked in earnings. The fair value of the prepaid forward is primarily affected by the Company's share price. The physical delivery forward was remeasured to fair value at the end of the Note Valuation Period on September 29, 2020, and was reclassified to equity after remeasurement, and will not be subsequently remeasured. The fair value of the physical delivery forward was primarily affected by the Company’s share price. The remeasurement loss (gain) on prepaid forward and physical delivery forward is excluded from Adjusted EBITDA because it is not considered core operating activities. As such, management believes that it is appropriate to exclude the mark-to-market adjustments from our Adjusted EBITDA as it is not reflective of ongoing operating results nor do the loss contribute to a meaningful evaluation of our past operating performance.
•Equity in (losses) income of unconsolidated investees. This relates to the (losses) income on our unconsolidated equity investment Huansheng JV. This is excluded from our Adjusted EBITDA financial measure as it is non-cash in nature and not reflective of our core operational performance. As such, management believes that it is appropriate to exclude such charges as they do not contribute to a meaningful evaluation of our performance.
•Loss related to settlement of price escalation dispute. This relates to loss arising from the settlement of price escalation dispute with a polysilicon supplier related to our long term, firm commitment polysilicon supply agreement. This is excluded from our Adjusted EBITDA financial measure as it is non-recurring and not reflective of ongoing operating results. As such, management believes that it is appropriate to exclude such charges as the loss does not contribute to a meaningful evaluation of our past operating performance.

Preliminary Reconciliation of Non-GAAP Financial Measures

(In millions)	Fiscal Q4 2023	Fiscal Q3 2023	Fiscal Q4 2022	Fiscal Year 2023	Fiscal Year 2022
GAAP Gross (loss) profit	$(32)	$3	$20	$80	$(48)
Stock-based compensation	—	—	1	1	2
Restructuring charges and fees	25(1)	—	—	25(2)	—
Loss related to settlement of price escalation dispute	—	—	—	—	15
Non-GAAP Gross (loss) profit	(7)	3	21	106	(31)

GAAP Operating expenses	142	67	38	298	152
Stock-based compensation	(2)	(5)	(3)	(18)	(13)
Restructuring charges and fees	(103)(1)	(24)	(1)	(127)(2)	(5)
Others(3)	(1)	—	—	—	—
Non-GAAP Operating expenses	36	38	34	153	134

(In millions)	Fiscal Q4 2023	Fiscal Q3 2023	Fiscal Q4 2022	Fiscal Year 2023	Fiscal Year 2022
GAAP Net loss attributable to the stockholders	(184)	(108)	(76)	(274)	(267)
Interest expense, net	7	8	9	33	28
(Benefit from) provision for income taxes	(10)	(3)	28	(1)	32
Depreciation	12	14	14	56	56
Amortization	—	—	—	—	—
Others(3)	—	—	1	—	—
EBITDA	(175)	(89)	(24)	(186)	(151)
Stock-based compensation	2	5	4	19	15
Loss related to settlement of price escalation dispute	—	—	—	—	15
Restructuring charges and fees	128(1)	24	1	152(2)	6
Remeasurement loss (gain) on physical delivery forward and prepaid forward	10	37	18	18	(2)
Equity in losses (income) of unconsolidated investees and related gain	—	2	(2)	3	9
Others(3)	—	1	(1)	—	(1)
Adjusted EBITDA	(35)	(20)	(4)	6	(109)
(1)     For fiscal Q4 2023, included in the GAAP gross loss is $24 million of inventory write-down and related charges connected to the re-engineering activities of our IBC manufacturing capacity as further described below

For fiscal Q4 2023, included in the GAAP operating expenses is $104 million related to cost associated with rebalancing our global operations and re-engineering of our IBC manufacturing operations. Of this amount, $51 million related to impairment of long-lived assets, $39 million related to contract termination costs as part of restructuring activities, and $14 million related to the global reduction in force, including severance payment and advisory fees.

(2)     For fiscal year 2023, included in the GAAP gross loss is $24 million of inventory write-down and related charges connected to the re-engineering activities of our IBC manufacturing capacity as further described below

For fiscal year 2023, included in the GAAP operating expenses is $127 million related to cost associated with rebalancing our global operations and re-engineering of our IBC manufacturing operations. Of this amount, $74 million related to impairment of long-lived assets, $39 million related to contract termination cost as part of restructuring activities, and $14 million related to the global reduction in force, including severance payment and advisory fees.

(3)     Relates to rounding differences as the components are presented to the nearest million.

About Maxeon Solar Technologies
Maxeon Solar Technologies (NASDAQ:MAXN) is Powering Positive Change™. Headquartered in Singapore, Maxeon leverages over 35 years of solar energy leadership and over 1,650 patents to design innovative and sustainably made solar panels and energy solutions for residential, commercial, and power plant customers. Maxeon's integrated home energy management is a flexible ecosystem of products and services, built around the award-winning Maxeon® and SunPower® branded solar panels. With a network of more than 1,700 trusted partners and distributors, and more than one million customers worldwide, the Company is a global leader in solar. For more information visit us at www.maxeon.com, on LinkedIn and Twitter.

Forward-Looking Statements
This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, including, statements regarding our expectations for our first quarter 2024 revenues and shipments and the assumptions underlying those expectations. Additional forward-looking statements include, but are not limited, to statements regarding our expectations for market and industry conditions, our restructuring plans, including those to streamline our operations, invest in new technology, and adjust our mix between the DG and utility-scale markets as described herein, as well as our ability to execute on our plans and strategy.
Additional forward-looking statements can be identified by terminology such as "may," "might," "could," "will," "aims," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates" and similar statements. These forward-looking statements are based on our current assumptions, expectations and beliefs and involve substantial risks and uncertainties that may cause results, performance or achievement to materially differ from those expressed or implied by these forward-looking statements. These statements are not guarantees of future performance and are subject to a number of risks. The reader should not place undue reliance on these forward-looking statements, as there can be no assurances that the plans, initiatives or expectations upon which they are based will occur. Factors that could cause or contribute to such differences include, but are not limited to: (1) challenges in executing transactions key to our strategic plans, including executing of restructuring plans, building of our distribution channels, regulatory and other challenges that may arise; (2) our liquidity, substantial indebtedness, terms and conditions upon which our indebtedness is incurred, and ability to obtain additional financing for our projects, customers and operations; (3) our ability to manage supply chain shortages and/or excess inventory and cost increases and operating expenses; (4) potential disruptions to our operations and supply chain that may result from damage or destruction of facilities operated by our suppliers, difficulties in hiring or retaining key personnel, epidemics, natural disasters, including impacts of the war in Ukraine; (5) our ability to manage our key customers and suppliers; (6) the success of our ongoing research and development efforts and our ability to commercialize new products and services, including products and services developed through strategic partnerships; (7) competition in the solar and general energy industry and downward pressure on selling prices and wholesale energy pricing, including impacts of inflation, economic recession and foreign exchange rates upon customer demand; (8) changes in regulation and public policy, including the imposition and applicability of tariffs; (9) our ability to comply with various tax holiday requirements as well as regulatory changes or findings affecting the availability of economic incentives promoting use of solar energy and availability of tax incentives or imposition of tax duties; (10) fluctuations in our operating results and in the foreign currencies in which we operate; (11) appropriately sizing, or delays in expanding our manufacturing capacity and containing manufacturing and logistics difficulties that could arise; (12) unanticipated impact to customer demand and sales schedules due, among other factors, to the war in Ukraine, economic recession and environmental disasters; (13) challenges managing our acquisitions, joint ventures and partnerships, including our ability to successfully manage acquired assets and supplier relationships; (14) reaction by securities or industry analysts to our quarterly guidance, in combination with our results of operations or other factors, and/ or third party reports or publications, whether accurate or not, which may cause such securities or industry analysts to cease publishing research or reports about us, or adversely change their recommendations regarding our ordinary shares, which may negatively impact the market price of our ordinary shares and volume of our stock trading; (15) reaction by investors to our quarterly guidance, in combination with our results of operations or other factors, and/ or third party reports or publications, whether accurate or not, which may negatively impact the market price of our ordinary shares and volume of our stock trading; (16) unpredictable outcomes resulting from our litigation activities or other disputes; and (17) the actual numbers and timing of employee reductions are subject to, and will be dependent on, applicable laws and regulations. A detailed discussion of these factors and other risks that affect our business is included in filings we make with the Securities and Exchange Commission ("SEC") from time to time, including our most recent report on Form 20-F, particularly under the heading "Risk Factors". Copies of these filings are available online from the SEC at www.sec.gov, or on the SEC Filings section of our Investor Relations website at https://corp.maxeon.com/investor-relations. All forward-looking statements in this press release are based on information currently available to us, and we assume no obligation to update these forward-looking statements in light of new information or future events.

Statement Regarding Preliminary Unaudited Financial Information
This press release includes certain preliminary, unaudited financial information for the three months and fiscal year ended December 31, 2023, as well as for the three months ended March 31, 2024. The unaudited financial and shipment information for the quarter and the fiscal year ended December 31, 2023, as well as for the quarter ended March 31, 2024, is preliminary, based on the information available at this time and subject to change in connection with the completion of the Company's financial closing procedures for the quarter and fiscal year ended December 31, 2023 as well as for the quarter ended March 31, 2024. The Company's actual results and financial condition as reflected in the financial statements that will be included in the Company's earnings release to be filed with the SEC on Form 6-K, as well as the annual report on Form 20-F for fiscal year ended December 31, 2023, may be adjusted or presented differently from the financial information herein and the variations could be material. Please see "Forward-Looking Statements" for additional information about the preliminary information.
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SOURCE Maxeon Solar Technologies, Ltd.
For further information: For further information: Investor Contact: Robert Lahey, Robert.Lahey@maxeon.com, Mobile: +1 (202) 246-1872; Media Contact: Forrest Monroy, forrest.monroy@maxeon.com or Anna Porta, anna.porta@maxeon.com, +39 345 770-6205